David E. Coffey C.P.A.

6767 West Tropicana

Suite 216

Las Vegas, NV 89103

Coffee Pacifica, Inc.

Las Vegas, Nevada

   This letter will acknowledge my agreement to include or refer to the financial statements which I have audited for the cumulative periods ended December 31, 2002 and March 31, 2003, in the filing of the Amended SB-2 registration dated July 10, 2003 with the Securities and Exchange Commission.

Sincerely,

/s/ David Coffey

David Coffey C.P.A.

July 10, 2003